Filed by Medtronic, Inc. (SEC File No.: 001-07707)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

Date: October 20, 2014

Get to Know Covidien: Innovation in All That We Do

Innovation comes in many forms at Covidien. “Innovation is a key component of our strategy to achieve our Covidien vision and excel on our strategic imperatives,” says Joe Almeida, Chairman, President and CEO. He adds, “We are committed to delivering new value to our customers, patients and shareholders through our products, services and the way we operate as a company.”

In the past five years, Covidien has launched more than 100 new products. Research and Development efforts have recently earned the company prestigious recognition, including being recognized as a World’s Most Innovative Company by Forbes Magazine and a 2013 Top 100 Global Innovator by Thomson Reuters.

Covidien also makes strategic acquisitions that help expand its innovative portfolio of products and services. For example, the recent acquisition of Israel-based Given Imaging adds a broad suite of imaging products that expands the Company’s portfolio in the GI space, including the innovative PillCam® COLON capsule. The breakthrough technology recently received FDA clearance for use in incomplete colonoscopies, where a complete evaluation of the colon is not technically possible.

PillCam SB is the most widely used, patient-friendly tool for directly visualizing the small bowel to detect and monitor abnormalities. This procedure is the standard of care for small bowel evaluation, helping healthcare practitioners detect the presence of lesions and what may be the source of obscure GI bleeding, Crohn’s disease and iron deficiency anemia. (Photo: Business Wire)

Sales and development of new products are a key growth driver, but Innovation at Covidien doesn’t stop there.

Innovation Through Training and Tailored Products

Project ADOPT (Assuring and Defining Outcomes Through Procedure Training) is a surgeon education program that leverages Covidien’s expertise in minimally invasive surgery (MIS). The program is transforming how Covidien educates health care professionals, and helping to accelerate the safe adoption of MIS procedures – a core strategic initiative for the Company. “Minimally invasive surgery is poised for robust growth, and the ADOPT project is amongst the most important initiatives to help the Company realize its growth potential in this market,” says Michael Tarnoff, MD, Covidien’s Corporate Chief Medical Officer.

In an effort to expand global access to care, the Company has recently opened its fifth Covidien Center of Innovation (CCI) in Sao Paulo, Brazil. Other locations include Shanghai (China), Seoul (South Korea), Mumbai (India) and Istanbul (Turkey). The purpose of the CCIs is to help educate clinicians in emerging markets on the latest medical technology, enabling them to more safely and efficiently perform a variety of procedures that can save and improve patients’ lives.

The Covidien Center of Innovation Brazil in São Paulo features a surgical lab fully equipped for minimally invasive surgeries using electronic and computer simulators as well as silicone models. (Photo: Business Wire)

Covidien’s Emerging Markets team is also committed to delivering innovation through new economic value in regions where the Company has a presence, as well as those where there is an opportunity for expansion. Cross-functional teams representing R&D, BD&L and commercial are focused on designing and manufacturing Tailored Products specifically for customer segments that would otherwise be unable to afford Covidien products.

The first major Tailored Product, ReliaMax™ officially launched in India this August, with great response from surgeons across the country. ReliaMax™ is a reposable (part reusable, part disposable) stapling device that uses technology advancements to deliver a lower cost device with the most advanced stapling technology available.

“ReliaMax™ is a tremendous concept,” said Mark Rooney, Vice President & Managing Director, Indian Sub-Continent. “It’s the first Covidien product that was conceptualized, designed, manufactured and now commercialized in the Emerging Markets. It’s not only India’s first Tailored Product, but it’s also a great addition to an already strong open stapling portfolio.”

A Culture That Drives Innovation

Breakthrough innovation happens when everyone contributes creative and fresh ideas, built on a foundation of trust, collaboration, accountability and respect – all key elements of Covidien’s core values.

Over the past two years, various working teams, along with the Company’s Innovation Council, have been leading the charge to put innovation at the forefront of its workplace culture. The result is a broadened definition of innovation, and new programs that recognize the innovative contributions employees are making across the organization.

This September, Covidien announced the winners of the second annual Innovation Awards in Business in Culture. More than 160 award nominations were submitted representing all functions, franchises and regions of Covidien. The sixth annual Innovation Awards in Product and Technology will be presented this October at the Company’s annual R&D Summit.

“Covidien is committed to creating an environment of innovation that supports diversity and inclusion,” said Kate Hoepfner-Karle, Covidien’s IMO lead for culture integration. She added, “Our various culture programs encourage employees to think outside the box, share their ideas and take action to drive growth.”

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Medtronic Holdings Limited, which will be renamed Medtronic plc (“New Medtronic”), has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the preliminary Joint Proxy Statement of Medtronic, Inc. (“Medtronic”) and Covidien plc (“Covidien”) that also constitutes a preliminary Prospectus of New Medtronic. The registration statement is not complete and will be further amended. Medtronic and Covidien plan to make available to their respective shareholders the final Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the final Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Medtronic Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s and/or Medtronic’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Medtronic’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Medtronic’s current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third-party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s or Medtronic’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the SEC, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and from time to time in Medtronic’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Covidien Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Covidien’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Covidien’s current expectations depending upon a number of factors affecting Covidien’s business, Medtronic’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; the timing to consummate the proposed transactions; the risk that a condition to closing of the proposed transactions may not be satisfied; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; New Medtronic’s ability to achieve the synergies and value creation contemplated by the proposed transactions; the anticipated size of the markets and continued

demand for Medtronic’s and Covidien’s products; New Medtronic’s ability to promptly and effectively integrate Medtronic’s and Covidien’s businesses; the diversion of management time on transaction-related issues; competitive factors and market conditions in the industry in which Covidien operates; Covidien’s ability to obtain regulatory approval and customer acceptance of new products, and continued customer acceptance of Covidien’s existing products; and the other risks identified in Covidien’s periodic filings including its Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Covidien’s other investor communications. We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in Covidien’s forward-looking statements may not occur. Covidien undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as may be required by law.

Statement Required by the Irish Takeover Rules

The directors of Medtronic accept responsibility for the information contained in this announcement other than that relating to Covidien and the Covidien Group and the directors of Covidien and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Covidien accept responsibility for the information contained in this announcement relating to Covidien and the directors of Covidien and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Covidien (who have taken all reasonable care to ensure such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.